Filed Pursuant to Rule 424(B)(2)
                                             Registration No. 333-50158


                                   PROSPECTUS

                                5,306,816 Shares

                             TECH LABORATORIES, INC.

     This is on offering of 5,306,816 shares of common stock of Tech Laboratories, Inc. Of the 5,306,816 shares being offered, up to 4,619,316 may be sold upon conversion of convertible notes and up to 412,500 may be sold upon the exercise or warrants issued in connection to the convertible notes. The remaining 275,000 shares may be sold upon the exercise of warrants issued to certain selling securityholders. All of the shares are being offered by the selling security holders named in this prospectus. We will not receive any of the proceeds from the sale of the common stock, although we will receive approximately $2,364,000 if all of the warrants being registered are exercised.

     The selling securityholders may offer the shares from time to time through public or private transactions, at prevailing market prices, or at privately negotiated prices.

     Our shares of common stock trade on the OTC Bulletin Board under the symbol "TCHL.OB" On January 23, 2001, the last reported sale price of our common stock was $1.59375 per share

     This investment involves certain risks. See "Risk Factors," which begins on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus is January 22, 2001.

                               PROSPECTUS SUMMARY

     Unless the context indicates otherwise, all references herein to "we" include Tech Labs and its wholly-owned subsidiaries, Tech Logistics, Inc. and Tech Labs Community Networks, Inc., collectively, and references to "Tech Labs", "Tech Logistics" and/or "Community Networks" shall mean each of such companies alone. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."

                                  THE OFFERING

Common Stock Offered............................5,306,816 shares of common stock

Shares of Common Stock Outstanding..............4,019,039

Use of Proceeds ................................We will not receive any proceeds from the sale of common stock by
                                                the selling security holders,
                                                although we shall receive
                                                approximately $2,364,000 if all
                                                of the warrants being registered
                                                are exercised.

Common Stock Trading Symbol ....................TCHL-OB

                                  OUR BUSINESS

     Tech Labs manufactures and markets various electrical, electronic and telecommunications switching and distribution equipment and associated software. We also market and manufacture, under our exclusive license, an infrared perimeter intrusion and anti-terrorist detection system or "IDS".

     We also acquired a high-speed, telecommunications management network switching system. This switching system, the DynaTraX(TM) technology, permits users to bypass current telephone and CATV companies' "Last Mile" connections, allowing them to realize recurring revenues and to make their properties more attractive to computer users, while providing bundled digital multi-media services.


     We have been in business since the 1930s, and in 1947 we were incorporated in New Jersey. Our principal offices are located at 955 Belmont Avenue, North Haledon, New Jersey 07508, and our telephone number is (973) 427-5333.

                                  RISK FACTORS

     In addition to other matters described in this document, investors should carefully consider the following factors:


Our inability to protect certain intellectual property from being copied by our competition could impair our business.

     We have no patent or copyright protection on our current products, other than aspects of the DynaTraX(TM) product and technology. Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technologies. Other than with regard to the DynaTraX(TM) patents, which have been issued to date only in England, we intend to rely substantially on unpatented, proprietary information and know-how. We are also presently prosecuting the patent applications filed in the United States and Europe.

Since we have no product liability insurance we could incur substantial expenses if product liability claims are filed against us.

     There is a risk that our current products may malfunction and cause loss of, or error in, data, loss of man hours, damage to, or destruction of, equipment or delays. Consequently, we, as the manufacturer of components, assemblies and devices may be subject to claims if such malfunctions or breakdowns occur. We are not aware of any past or present claims against us. While we presently do not maintain product liability insurance, we intend to obtain such coverage at the completion of this offering if such coverage can be obtained on affordable terms. We cannot predict at this time our potential liability if customers make claims against us asserting that DynatraX(TM), IDS or other new products fail to function. Since we have no insurance we could incur substantial expenses defending ourselves against a product liability claim. If we are found to be liable for any product liability claim it could could result in substantial losses to our business.

We manufacture and sell the IDS system under a license agreement which, if terminated, would prevent us from using technology owned by EAG in our perimeter detection system products, and would harm our business.

     We entered into an Amended Joint Marketing Agreement as of October 1, 1997 with Elektronik Apparatebau GmbH (EAG), W.T. Sports, Ltd. and FUA Safety Equipment, AG and a Confidentialty and Manufacfuring Agreement with the same parties and dated the same date, pursuant to which Tech Labs was granted the exclusive right to manufacture in the U.S. and market and sell in the U.S., Canada and South America the IDS products. The agreements terminate on September 30, 2007 subject to automatic renewals for successive one-year periods unless either party gives notice of non-renewal. The agreements can be terminated earlier upon a default of any material obligation. If the license is terminated, we would be unable to use EAG's technology in our perimeter detection system products. Even if the agreements remain in effect until September 30, 2007, it will be necessary at that time to negotiate a new agreement or license or acquire a suitable replacement technology.

Our marketing plan to sell the DynaTraX(TM) switch technology in hospitality environments is reliant upon a joint marketing agreement which, if terminated, would hamper our growth and curtail our sales.

     Our hospitality software sales are greatly dependent upon a Joint Marketing Agreement we entered into on October 15, 1999 with TravelNet Technologies, Inc., pursuant to which we were granted the right to sell the "Data Valet" software system, which operates with the DynaTraX(TM) switch technology. This integrated system provides high-speed Internet and bundled digital services to business travelers and hotel guests. This agreement, which terminates on September 10, 2002, can be renewed with the mutual consent of both parties. It will be necessary at that time to negotiate a new agreement or license or acquire a suitable replacement technology. If replacement software is not available it could greatly harm our ability to sell the DynaTraX(TM) switch technology in hospitality environments.

Our lack of insurance on the DynaTraX(TM) product inventory could result in substantial expenses and losses if the product inventory were damaged or lost.

     In connection with the acquistion of the DynaTraX(TM) technology, we acquired digital switches, finished products and parts from NORDX/CDT. We do not have insurance on that inventory. Damage or destruction of some or all of the inventory by fire, theft or by acts of nature would result in substantial losses and would harm our business.

Volatility of stock prices may increase the number of shares issuable upon conversion of the notes.

         The stock market from time to time experiences significant price and volume fluctuations, some of which are unrelated to the operating performance of particular companies. We believe that a number of factors can cause the price of our common stock to fluctuate, perhaps substantially. These factors include, among others:

o Announcements of financial results and other developments relating to our business;

o    Changes in the general state of the economy; and

o Changes in market analyst estimates and recommendations for our common stock.

     Significant downward fluctuations of the price of our stock may substantially increase the number of shares of common stock issuable upon conversation of outstanding notes as a result of the conversion formula, which is tied to the market price of the common stock.

The issuance of additional shares of common stock upon conversion of the notes may cause significant dilution of existing shareholders' interests and exert downward pressure on the price of our common stock.

     Significant dilution of existing shareholders' interests may occur if we issue additional shares of common stock underlying the convertible notes. We are presently registering 4,619,316 shares of common stock which are issuable upon conversion of the notes and interest thereon. The actual number of shares of common stock issuable upon conversion of the notes may constitute a significantly greater percentage of the total outstanding shares of our common stock, as such conversion is based on a formula pegged to the market price of the common stock. The notes are convertible at a price equal to 85% of the average of the five lowest closing bid prices of the common stock during the twenty-two (22) business days immediately preceding the issuance of the notes or 85% of the five lowest bid prices during the twenty-two business days through the date of conversion of the notes, whichever is lower. The average of the five lowest closing bid prices of the company's common stock during the twenty-two
(22) business days prior to January 19, the date of this prospectus, was $0.865929. Therefore, there is a possibility that the notes may convert to common stock at a rate which may be below the prevailing market price of the common stock at the time of conversion.

     The exact number of shares of common stock into which the notes may ultimately be convertible will vary over time as the result of ongoing changes in the trading price of our common stock. Decreases in the trading price of our common stock would result in increases in the number of shares of common stock issuable upon conversion of the notes. The following consequences could result:

     o If the market price of our common stock declines, thereby proportionately increasing the number of shares of common stock issuable upon conversion of the notes, an increasing downward pressure on the market price of the common stock might result, which is sometimes referred to as a downward "spiral" effect.

     o The dilution caused by conversion of the notes and sale of the underlying shares could also cause downward pressure on the market price of the common stock.

     o The conversion of the notes would dilute the book value and earnings per share of common stock held by our existing shareholders.

This prospectus contains forward-looking information.

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs, and assumptions. Words such as " anticipates," "expects," "intends", "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the result of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock owned by the selling security holders, although we will receive approximately $2,364,000 if all of the warrants being registered are exercised. All proceeds from the sale of shares of common stock owned by the selling security holders will be for the account of the selling securityholders described below. See "Selling Securityholders."

                           PRICE RANGE OF COMMON STOCK

     Our common stock has been trading publicly on the OTC Bulletin Board under the symbol "TCHL-OB" since 1994. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the OTC Bulletin Board during the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs, or conversion, and may not represent actual transactions.

TCHL COMMON STOCK



                                                             CLOSING BID                        CLOSING ASK
                                                        ---------------------           -------------------------
YEAR ENDING DECEMBER 31, 2000                           HIGH             LOW             HIGH                LOW
-----------------------------                           ----             ---             ----                ---

First Quarter...................................      $10.18            $4.18          $ 10.62              $4.68

Second Quarter..................................       10.81             5.12            11                  5.37

Third Quarter...................................        6.37             4.43             7.37               5.25

Fourth Quarter .................................        4.75             0.875            5.0625             1.00

YEAR ENDING DECEMBER 31, 1999
-----------------------------
First Quarter...................................      $ 2.625           $1.0625         $ 3.0               $1.3125

Second Quarter..................................        3.125            1.50             3.875              2.00

Third Quarter...................................        3.25             1.50             3.625              1.625

Fourth Quarter .................................        3.87             1.00             4.12               1.25

YEAR ENDING DECEMBER 31, 1998
-----------------------------

First Quarter...................................      $ 3.125           $1.75           $ 3.375             $2.125

Second Quarter..................................        2.6875           1.6875           3.00               2.00

Third Quarter...................................        2.1875           1.125            2.625              1.4375

Fourth Quarter..................................        2.0625           1.25             2.625              1.50


     As of January 15, 2001, there were approximately 250 holders of record of our common stock.


                                 DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business. Payment of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements, and other factors deemed relevant by our Board of Directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2000 and has been derived from financial information appearing in the Financial Statements included in this prospectus:


                                                                             Nine Months Ended
                                                                            September 30, 2000
                                                             -------------------------------------------------


                                                             Actual
                                                           Unaudited    Pro-Forma(1)  Pro-Forma as Adjusted(2)
                                                            --------     ---------    ------------------------
Total Debt:                                                 $169,599     $2,169,599          $169,599

Stockholders' equity:

Common Stock, $.01 par value; 10,000,000 shares
authorized; 4,019,039 shares issued and
outstanding; 11,316 shares held in treasury,
Pro-Forma 6,440,193 shares, authorized and issued......      $39,379        $39,379           $63,591

Additional paid-in capital.............................   $4,060,287     $4,060,287       $10,404,287

Accumulated deficit....................................  ($1,131,965)   ($1,131,965)      ($1,261,965)

Total stockholders' equity (deficiency)................   $2,967,701     $2,967,701        $9,205,913

Total Capitalization...................................   $3,137,300     $5,137,300        $9,375,512

(1) $2,000,000 Convertible Debenture issued in the fourth quarter of 2000.

(2) Convertible Debenture redeemed and existing warrants exercised one year hence.

                             SELECTED FINANCIAL DATA

     The financial data included in the following table has been derived from our unaudited financial statements and should be read together with our unaudited financial statements and related notes.


                                                           Years Ended                                 Nine Months Ended
                                                           December 31,                                   September 30,
                                              ---------------------------------------      ---------------------------------------
                                               1997             1998          1999           1998             1999         2000
                                              -------         --------      --------      ---------          --------    ---------
                                                                                                                         Unaudited
                                                                                                                         ---------
Statement of Operations Data:

     Sales                                    444,322         $552,486      $689,190       $341,352           $535,160    $849,106

     Cost of Sales                            446,457          386,425       472,790        317,702            374,612     372,967
                                              -------         --------      --------      ---------           --------    --------

     Gross Profit                              (2,135)         166,061       216,400         23,650            160,548     476,139

     Operating Expenses
         General and administrative           257,826          311,716       846,174        306,352            548,384     507,030

         Depreciation and
         amortization                           7,278           18,133        15,000             --                 --          --
                                              -------         --------      --------      ---------           --------    --------

     Income (loss) from operations           (267,239)        (163,788)     (644,774)      (282,702)          (387,836)    (30,891)

     Other income--Interest                       166            1,654         1,150             83                 -0-     34,796

     Interest expense                           6,996            6,970        11,305          6,970                 -0-      5,465
                                              -------         --------      --------      ---------           --------    --------

     Income (loss) before provision
         for income taxes                    (274,069)        (169,104)     (654,929)      (289,589)          (387,836)     (1,560)

     Provision for income taxes                   -0-              -0-           -0-            -0-                -0-         -0-

     Net income (loss)                       (274,069)        (169,104)     (654,929)      (289,589)          (387,836)     (1,560)

     Net income (loss) per share               ($0.18)          ($0.06)       ($0.18)        ($0.10)            ($0.12)        -0-


                                                          Years Ended                                 Nine Months Ended
                                                          December 31,                                    September 30,
                                              --------------------------------------       ----------------------------------------
                                               1997            1998            1999          1998             1999          2000
                                               ----            ----            ----          ----             ----       ---------
Balance Sheet Data:                                                                                                      Unaudited
-------------------                                                                                                      ---------
     Total assets                             $609,526      $1,018,597     $1,258,172      $431,838         $1,341,420    $3,137,30

     Working Capital                           405,548         851,540        566,966       315,339            878,255    2,778,489


     Current Portion of long-term debt          34,445          32,742         28,559        32,742             30,293       25,821

     Long-term debt (less current portion)         -0-             -0-            -0-           -0-                -0-          -0-

     Shareholders' equity                     $429,615      $  863,727       $722,305      $327,526         $1,000,791   $2,967,701

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

General

     We were incorporated in 1947 as a New Jersey corporation. Our focus has historically been the design, manufacture, and sale of rotary switches. Switches have been a significant part of our revenue for five decades. In 1995, to augment revenues, we sought business in transformers and contract manufacturing. In 1998, we made a shift to new product development. In 1998, we also made our first sales of the IDS product, and in April of 1999, we completed the acquisition of the DynaTraX(TM) switch and technology. We will continue to focus on IDS and DynaTraX(TM) sales and development of additional products using these technologies.

     The following table sets forth the components of our revenues for each of our major business activities in 1997, 1998, 1999, and nine months ended September 30, 1999 and 2000 and their approximate percentage contribution to revenues for the period indicated:

PRODUCT TYPE                   1997        % of Revenue      1998         % of Revenue      1999         % of Revenue
------------                   ----        ------------      ----         ------------      ----         ------------
Switches                     $199,324          44.8%       $166,550           30.1%       $269,739           39.1%

IDS Sensors                         0             0         254,900           46.2%        298,853           43.4%

Transformers/Coils             53,595          12.1%         50,515            9.1%         46,786            6.8%

Contract Manufacturing        191,404          43.1%         80,520           14.6%         73,812           10.7%
                             --------        ------        --------         ------        --------         ------

Totals                       $444,323         100.0%       $552,485          100.0%       $689,190          100.0%
                             ========        ======        ========         ======        ========         ======

                                                 Nine Months Ended
                                                   September 30,
                            ----------------------------------------------------------
                                                             2000
PRODUCT TYPE                   1999        % of Revenue   (unaudited)     % of Revenue
------------                --------       ------------    ---------      ------------
Switches                    $256,877           47.5        $308,666           36.4%

IDS Sensors                  155,731           29.6         399,646           47.1%

Transformers/Coils            73,852           13.8          26.498            3.1%

Contract Manufacturing        48,700            9.1         114,296           13.4%
                            --------        -------        --------       ------

Totals                      $535,160          100.0%       $849,106          100.0%
                            ========        =======        ========       ======

     There has been a significant decrease in sales of rotary switches and contract manufacturing, due to a shift to new product development and sales. There were no sales of the new IDS sensors in 1997. In 1998 and 1999 sales of the IDS sensors were $254,900 and $298,853. This increase is continuing in the year 2000.

     The following table sets forth the percentages of gross profit for each of our major business activities in 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000.

                                                                                                      Nine Months
                                                                                                         ended
                                                                                                 -----------------------
                                                                                                      September 30,
                                                          Net                          Net                2000     Net
PRODUCT TYPE                        1997          1998   Change   1998      1999      Change     1999 (unaudited) Change
------------                        ----          ----   ------   ----      ----      ------     ----     ----    ------
Rotary Switches                      44.2%     45.0%      0.8%    45.0%     45.0%     -0-        45.0%    55.0    10.0%

IDS Sensors                            -0-     52.0%     52.0%    52.0%     54.6%     2.6%       54.6%    69.0%   14.4%

Transformers/Coils                   22.7%     25.0%      2.3%    25.0%     25.0%     -0-        25.0%    25.0%    -0-

Contract Manufacturing               20.0%     22.8%      2.8%    22.8%     22.8%     -0-        22.8%    22.8%    -0-

Unallocated company Expenses,
     Including Physical
     Inventory Adjustments
     and Factory Overhead           (31.2%)   (13.1%)    18.1%   (13.1%)   (14.0%)   (0.9%)     (13.1%)   (0.2)   12.9%

Total Gross Profit %                 (0.5%)    30.1%     30.6%    30.1%     31.4%     1.3%       30.0%    56.1%   26.1%

     We have begun to shift out of the subcontracting and transformer business which provides low gross profit margins, for higher gross profit margin sales of IDS and other new products. While rotary switches produce high gross profits, demand for rotary switches is low.

     We have gradually shifted our product offering from less profitable to more profitable proprietary products.

Results of Operations

     Nine Months Ended September 30, 2000, Compared to Nine Months Ended September 30, 1999.

     Sales were $849,106 for the nine months ended September 30, 2000 as compared to $535,160 for the similar period of 1999. This increase was due to sales of our IDS Sensor Products to the Department of Energy plus an increase in Dynatrax Sales.

     Cost of sales of $372,967 for the first nine months of the year 2000 has decreased by $1,645 compared to the same period for 1999, primarily due to a shift in sales to our more profitable IDS Senors and Dynatrax Products.

     Selling, general and administrative expenses decreased by $41,354 compared to the same period in 1999 due to non-recurring stock related expenses incurred to support our self-underwritten public offering in the second quarter of 1999, which was partially offset by increased marketing efforts of our more profitable product lines.

     Income from operations increased by $386,276 compared to a loss of [$387,836] for the prior period as a direct result of increased sales plus the elimination of non-recurring stock related expenses.

     Nine Months Ended September 30, 2000, Compared to Year Ended
December 31, 1999.

Significant Changes

     In the first nine months of 2000, Tech Labs continued to reverse several negative trends.

     Sales trends improved substantially due to the full intregration of the DynaTraX product line into Tech Labs' sales and marketing efforts plus increased IDS Sensor sales.

     Cash Flow for the first nine months of 2000 was positive at $1,299,395 as a result of the completion of Tech Labs' self-underwritten public offering on May 2, 2000.

1999 Compared to 1998

     Sales were $689,190 for 1999 as compared to $552,485 for the year ended 1998. The increase was due to growth in switch and sensor sales. We will continue efforts in the future to increase sales of these high margin products.

     Cost of sales of $472,790 for the year ended 1999 compared to $386,425 for the year ended 1998 increased due to sales of IDS sensors to the Department of Energy's Los Alamos facility and increased switch sales.

     Selling, general, and administrative expenses increased by $531,325 in 1999 as compared to the prior period in 1998 which resulted from higher than normal expenses in 1999 due to professional fees associated with the acquisition of DynaTraX(TM), and the fees incurred in connection with Tech Labs' self-underwritten public offering.

     Losses from operations of ($654,929) in 1999 increased by $485,825 compared to losses of ($169,104) for the prior period as a direct result of higher administrative expenses, due to the non-recurring DynaTraX(TM) acquisition fees and legal fees and self underwritten public offering legal fees.

1998 Compared to 1997.

     Sales increased 24% from $444,322 in 1997 to $552,486 in 1998. This was due to an increase in sales of the Intrusion Detection System (IDS). We will continue our efforts to grow high margin IDS sales.

     Cost of sales decreased 16% from $446,457 in 1997 to $386,425 in 1998 due to an increase in sales of lower cost IDS products, which have a higher gross profit than historical products.

     Selling, general and administrative expenses, including depreciation, increased 24% from $265,104 in 1997 to $329,849 in 1998 due to increased sales efforts, engineering, testing, and promotion of new product introductions, as well as consulting, legal, and other expenses in connection with the acquisition of the DynaTraX(TM) product line.

     Income (loss) from operations decreased 39% from a loss of ($267,239) in 1997 to a loss of ($163,788) in 1998 due to higher gross profit margins on new products.

     Interest expense decreased negligibly from $6,996 in 1997 to $6,970 in 1998.

Liquidity and Capital Resources.

     During the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 we have had difficulty meeting our working capital requirements, which was a result of lower sales, limited marketing efforts, and continued losses from operations. During the years ended December 31, 1997 and 1998, we completed sales of our common stock which raised approximately $407,000 in 1997 and $603,716 in 1998.

     During calendar year 1999 we raised an additional $250,000 for the acquisition of the DynaTraX(TM) assets and an additional $200,000 for working capital. On October 25, 1999 Tech Labs borrowed $50,000 at 10% interest per year pursuant to a promissory note and security agreement with the lender. Under the terms of the security agreement, Tech Labs assigned a security interest in two of Tech Labs' purchase orders totaling $543,000. Under the terms of the promissory note, the $50,000 was to be repaid in full no later than December 24, 1999. The Note was extended to a due date of December 31, 2000 at an interest rate of 14%. In addition, Tech Labs entered into three unsecured promissory notes, as described below, in the amount of $50,000 each, at an interest rate of 10%:

o  Note 1.  Executed December 13, 1999 and is due February 13, 2000

o  Note 2.  Executed December 15, 1999 and is due February 15, 2000

o  Note 3.  Executed December 20, 1999 and is due February 20, 2000

     During 1998 we sold our first IDS products to the U.S. government Los Alamos facility. Continued sales will, however, be dependent upon sustained marketing efforts. Because sales from our historical lines of products have not in the past, and are not in the future expected to generate sufficient revenue to support our product development and marketing and sales efforts for our DynaTraX(TM) and IDS products, we will be required to meet our capital needs to finance our business plan through the sale of our shares of common stock in public and private securities transactions and/or through credit facilities. In the event we are unable to raise or borrow sufficient funds, we will be required to curtail the implementation of our business plan.

                                    BUSINESS

General

     Tech Laboratories, Inc. manufactures and sells various electrical and electronic components. During 1999, we completed the acquisition of the DynaTraX(TM) high-speed digital switch matrix system, an electronic switching unit. We believe that the acquisition of the DynaTraX(TM) technology will enable us to become a provider of multi-media digital network distribution and management equipment for use in campus and building facilities. This equipment manages voice, video and data transmissions on a network.

     In addition, during the last two and a half years, through our subsidiary, Tech Logistics, Inc., we have been manufacturing and marketing under our exclusive license, an infrared perimeter intrusion and anti-terrorist detection system or "IDS." The IDS was originally designed for military applications, and we currently market this product to government agencies and private industry for use in nuclear, industrial and institutional installations.

Historical Business

     We also manufacture and sell standard and customized transformers, test equipment and rotary switches, the latter of which products permits an electrical signal to be diverted from point A to point B. In addition, we act as a contract manufacturer for other companies and produce on an OEM basis electronic and electrical assemblies, printed circuit board assemblies, cable and harness assemblies and specialized electronic equipment. Approximately 15% of our products are manufactured for military applications.

     We sell our switch, transformer and test equipment products in the electronics and electrical industries, primarily as a contract manufacturer for other companies or for inclusion in OEM products. We market our products in these industries in the United States. This is a mature market. Competition is on the basis of price and service. Pricing of our products is based upon obtaining a margin above cost of production. The margin we will accept varies with quantity and the channels of distribution.

     We intend to market our historical products over the Internet, as well as through our distribution and outside sales agents. Our website is currently on-line. Our website address is www.techlabsinc.com.

The DynaTraX(TM) Asset Acquisition - Material Terms of Purchase Agreement

     On April 27, 1999, pursuant to an asset acquisition agreement with NORDX/CDT, Inc., we completed the purchase of the DynaTraX(TM) product, for a purchase price of $500,000. The entire amount of the purchase price was paid upon closing. In connection with the acquisition of DynaTraX(TM) technology, we acquired certain inventory, patents and patent applications, and other equipment related to the DynaTraX(TM) product. Under the agreement, NORDX/CDT, Inc. retained a limited amount of inventory to service customers who had purchased the technology prior to the discontinuance of the DynaTraX(TM) business by NORDX/CDT, Inc.

Industry

DynaTraX(TM) Networking Management and Maintenance Technology

     We believe that there is a rapidly growing marketplace for "digital" multi-media, including Internet, high-speed data, digital voice and video, and, information equipment and systems. We intend to use our DynaTraX(TM) technology to produce a line of standard, digital telecommunication distribution and management equipment that OEM's and/or Value-Added-Resellers will be able to use as a platform they can custom configure, through software, to supply a variety of industry and customer-specific applications and functions.

     We entered into an agreement in October 1999 with TravelNet Technologies, Inc. to sell the "Data Valet" software system which runs on a Dynatrax(TM) distributing switch system. This system provides high-speed, bundled, multi-media Internet and video services to business travelers and hotel guests. This integrated system also monitors and bills guests for services used. The agreement expires on September 10, 2002.

     The TravelNet Agreement provides that Tech Labs and TravelNet will jointly

     o    promote DynaTraX(TM) and the Data Valet products in trade shows;

     o    share the costs of trade show participation;

     o    select and pay for retaining an advertising agency;

     o    training of sales personnel; and

     o share information, literature, sales projections, sales leads and technical support.

     We intend to build industry recognition for producing private, customer-premise (community, commercial, educational and hospitality complexes, and residential buildings), high-speed Internet, Long Distance, Intranet information distribution and management switching systems.

     We believe the future trend in communications is reselling local loop services, which is the service connection between the local phone company's local office and the telephone customer, using new digital transmission technology and equipment to get around the present "de facto monopoly" telephone and CATV companies maintain over local connection and distribution services.

     The DynaTraX(TM) product, we believe, offers a faster switch and a much larger port size than any competing product and is not limited to a specific type of network as with some competing products. Port size refers to the number of network connections available for user equipment and for network distribution equipment.

     DynaTraX(TM) is proposed to be sold in the multi-media digital network distribution and management equipment industry. The growth in digital networks is clear as is the cost in supporting and maintaining these networks. We initially intend to market the DynaTraX(TM) product in the eastern portion of the United States with expansion to other markets over time.

     Our goal is to have our DynaTraX(TM) technology play a large role in helping developers, builders and/or managers of private residential communities and commercial, industrial, educational and hospitality complexes establish facilities that will distribute and manage high-speed digital Internet, Long Distance and CATV services. This technology permits these users to bypass current telephone and CATV companies' "Last Mile" connection service. "Last Mile" connection service is the interconnection between a wide range of computing resources to "Wide Area Network", and may allow users to increase rents and to make their properties more attractive to tenants.

     In making progress towards that objective, we, through a subsidiary, in June, 2000 acquired three contracts to provide residential bundled communication services to property developments in Florida from M3Communications, Inc. Each of the contracts is for a 10 year term. Two of the contracts are with NTS in Orlando, Florida, representing 357 existing apartment units, and the third contract is with Premier Properties in Ft. Myers, Florida, representing 300 new apartments projected to be completed within the next eighteen months. Tech Labs Community Networks, Inc., a wholly-owned subsidiary of Tech Labs, acquired the contracts through its subsidiary, Tech Labs Community Networks of the Southeast, Inc. As partial consideration for the sale, M3 was given a 20% stake in Tech Labs Community Netorks of the Southeast. Tech Labs Community Networks retains the remaining 80% of Southeast's outstanding shares. M3 will also receive 20% of the operating income derived from the three contracts and any contracts signed by Southeast within 120 days of June 23, 2000. Tech Labs agreed to provide all residential broadband-bundled servies in Virginia, South Carolina, Kentucky, Tennessee, Georgia, Louisiana, Mississippi and Florida through Southeast.

     We formed Tech Labs Community Networks, Inc. to be the holding company of regionally oriented subsidiaries which would provide residential bundled communication services to property developments. Tech Labs Community Networks of the South East, Inc. focuses on the southeastern region of the United States. No other subsidiaries of Tech Labs Community Networks have been formed to date.

     There are at least four companies that have products that compete with the DynaTraX(TM) product. However, we believe none of these competitors offer a product with all of the features or capabilities of DynaTraX(TM).

     We expect that competition in the sale of our DynaTraX(TM) product will be on the basis of price, features, service and technical support. Pricing of our products is based upon obtaining a margin above cost of production. The margin we will accept varies with quantity and the channels of distribution.

     Competition for network management products comes from several different sources. One source of competition is the designated employees of large organizations which have been hired to manage and maintain their internal networks. However, we believe the need to reduce costs through the implementation of automated cost saving technologies such as the DynaTraX(TM) technology will provide Tech Labs with market opportunities.

     Another group of competitors which produces products to manage and maintain the network physical layer consists of NHC, RIT and Cyteck. Of these three companies, NHC is the only one that offers a product comparable to DynaTrax(TM), but which is not as fast as DynaTraX(TM). In addition, V-LAN switching, which is a technology utilized by a number of companies, can be regarded as a competing technology. However, V-LAN switching is limited to a specific type of network, i.e. Ethernet, and not able to support many tasks which our DynaTraX(TM) technology is designed to complete. These tasks are:

     o rearranging network physical layer connections e.g.s moves, adds and changes of equipment such as computer terminals; fax machines; and printers;

     o    testing circuits;

     o managing and mainatining end-to-end network configuration, which is the connection between different points on a network from the telecommumunications closet to the user outlet; and

     o    maintaining asset inventory records.

     We regard V-LAN as complementary to DynaTraX(TM) circuit switching since they can work together to provide a more comprehensive network management/maintenance solution. The four competitors all have greater financial and other resources and currently account for substantially all of the existing market.


     Although we believe that the DynaTraX(TM) technology will serve as the basis for new products in the area of multi-media, digital network distribution and management equipment for use in campus and building facilities, our ability to successfully market our products will depend upon several factors including, among others:

o    The development of an effective marketing and distribution network;

o    The acceptance of our products by potential users; and

o Our ability to support existing products and develop and support new products that are compatible with other systems in use by potential customers and provide useful features that are user friendly.

     In the past we have experienced, and we are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in security and network switching systems research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance.


Infrared Intrusion Detection System or "IDS"

     In April 1997, we formed Tech Logistics, Inc., a joint venture subsidiary owned at that time 80% by Tech Labs and 20% by Carmine O. Pellosie, Jr., a director of our company and president of International Logistic, Inc., a privately owned company that distributes police, security, safety and communication security devices. In May 1998, we acquired Mr. Pellosie's interest in Tech Logistics. The IDS, which is an active infrared sensor system able to detect intrusions by humans or vehicles into protected areas, was originally designed for military applications.

     We have recently begun marketing IDS to government agencies and private industry for use in nuclear, industrial, and institutional installations. We have also begun to manufacture and market products currently sold by International Logistics Inc., as well as new security, police training, bomb detection and disposal equipment, anti-terrorism countermeasures and lie detection devices. New devices are intended to include hand-held letter bomb detectors, hand-held weapons detectors, video surveillance equipment as well as integrated audio-visual surveillance vehicles for government and police use.

     We have entered into an agreement dated effective as of October 1, 1997 with EAG, W.T. Sports, Ltd. and FUA Safety Equipment. Under the terms of the agreement we were granted an exclusive right until September 30, 2007 to manufacture and sell in the U.S., Canada and South America the IDS products. The agreement provides that until March 31, 2001 gross pre-tax profits will be shared 70% to Tech Labs and 30% to FUA. From April 1, 2001 until September 30, 2007 the gross pre-tax profits in excess of 16% will be shared 70% to Tech Labs and 30% to FUA. We will also pay FUA a royalty of 5% of the cost of any IDS products we manufacture and sell. We also intend to market metal detection equipment manufactured by EAG for use in security and industrial applications, such as walk-through metal detectors and hand-held metal detectors.

     We are marketing our IDS product to the security and anti-terrorist industry. We believe this is a growing industry and that terrorist incidents and security breaches serve to increase the demand for our products. We have recently completed the sale of an IDS to Los Alamos National

Laboratories.

     This industry has a number of different competing products and technologies. Competition in the industry is partly based on price and partly on other factors such as effectiveness of a product in the field, acceptable levels of false alarms for a given application and service. We are marketing the IDS product for global distribution. We have a number of competitors for the IDS products offering competitive technology, many of whom have greater financial and other resources.

     We have received approval for the IDS from the U.S. Air Force for inclusion in their Tactical Automated Security System program, which is a $500 million program to thwart enemy attacks on critical military installations throughout the world. Subsequent to this approval, Tech Labs has received a blanket order to provide 50 IDS systems to the U.S. Air Force. Tech Labs has as of the date of this prospectus shipped 12 systems under its blanket order to the Air Force prime contractor. Pricing of our products is based upon obtaining a margin above cost of production. The margin we will accept varies with quantity and the channels of distribution.

Marketing Strategies

     Marketing.   We  plan  to  implement  a  three-pronged   marketing  program
consisting of:

     o Industry announcements and presentations through business and industry trade groups;

     o Establishing relationships with several industry recommenders and specifiers, who are consultants and engineering companies to help present our cable management and network physical layer solutions to the end-users and their contract management or system integrators; and

     o A promotional campaign of ads, mailings, and on-line Web site media, targeted at the end-user communications managers, their consultants and advisers.

     Initially, we will focus on the communication/computer centers in the eastern part of the United States. We plan to divide this area into four sales regions:

     o    New England states;

     o    New York metropolitan area;

     o    Mid-Atlantic/Washington DC area; and

     o    South East Coast states.

     We will quickly set up several regional representatives, sales agents, and/or certified value added resellers in each of the four regions. Our plan is to have one representative and, initially, up to two VARs for each region. Whenever possible, we plan to use former NORDX/CDT trained sales agents and certified VARs.

     Sales representatives will be commissioned sales agents. VARs will be system integrators who will purchase DynaTraX(TM) products at a volume based discount price for resale as part of a turn-key service in which the system integrator designs the system, purchases the component products and installs and maintains the system.

     We also plan to expand on the initial program by opening up additional sales areas in the country and overseas. We contemplate doing this by adding regional representatives or agents, or through current VAR organizations that have a national presence.

     In the established East Coast area, we intend to set up three regional sales/service centers:

o    Massachusetts;

o    Washington, DC; and

o    Florida

     We will repeat the process in the other areas as they become established.

     We plan to use our sales/service centers to introduce new, enhanced versions of the DynaTraX(TM) system and to provide territory customer support services. We also plan to set up a separate marketing campaign and sales operations to build markets for our expanded high-speed, customer-premise DynaTraX(TM) gateway networking switch.

     In addition, working with VARs, we will focus on providing turn-key, private customer-premise digital gateway exchange networking systems. We will target real estate developers, builders and/or owners of private communities, commercial community retail complexes and shared rental buildings to enable them to control and resell Internet, long distance, CATV, and building automation information services going into and out of their private facilities.

Source of Supply

     Current inventory component purchases for all our products are made from OEMs, brokers, and other vendors. We typically have more than a single source of supply for each part, component, or service, but from time to time we may utilize a single supplier for a particular part or component. During the year ended December 31, 1999, Wiggins Plastics was our largest supplier with 7.4% of our overall inventory purchases. These purchases were primarily used in the manufacture of electromechanical switches. During the year ended December 31, 1998, Wiggins Plastics accounted for 14.2% of our supply of inventory. We have no long-term agreements with any of our suppliers.

Order Backlog

     The backlog of written firm orders for our products and services as of September 30, 2000 and December 31, 1999, was as follows:

          As of December 31, 1999: $742,765

          As of September 30, 2000: $443,737

Patents

     In connection with our acquisition of the DynaTraX(TM) assets, we acquired certain patents and pending patent applications. Four patents have been granted in Great Britain, which are listed below:


o Patent title: User Interface for Local Area Network. This patent covers technology which allows communication between the user and the equipment controlling the network. This patent expires in 2013.

o Patent title: Token Ring. This patent covers technology which transmits information between devices on a network. This patent expires in 2013.

o Patent title: Half Duplex Circuit for Local Area Network. This patent covers technology which allows one-way communication either to or from the Local Area Network. This patent expires in 2013.

o Patent title: Matrix Switch Arrangement. This patent covers technology which is a switch that can either connect or disconnect one or more devices on a network. This patent expires 2015.

     We also have patents pending in the United States and in the European Common Market.

Employees

     As of November 10, 2000, we had 16 full-time employees, including our officers, seven of whom were engaged in manufacturing, one in repair services, one in administration and financial control, two in engineering and research and development, and two in marketing and sales, and three in management.

Facilities; Manufacturing

     Our corporate headquarters and manufacturing facility is located in North Haledon, New Jersey. Our primary manufacturing and office facility is a one-story building that is adequate for our current needs. We lease this facility of 8,000 square feet, from a non-affiliated person, under a lease that ends in May, 2001. The annual base rent is $48,000 and includes property taxes and other adjustments. We believe our premises are adequate for our current needs and that if and when additional space is required, it would be available on acceptable terms.

     We are an integrated manufacturer and, accordingly, except for plastic moldings and extrusions, produce nearly all major subassemblies and components of our devices from raw materials. We purchase certain components from outside sources and maintain an in-house, light machine shop allowing fabrication of a variety of metal parts and castings, complete tool room for making and repairing dies, a stamping shop and an assembly shop with light assembly presses. Our test lab checks and tests our products at various stages of assembly and each finished product undergoes a complete test prior to shipment.

     We anticipate that we will either manufacture any new products ourselves or subcontract their manufacture, in whole or in part, to others. We believe that personnel, equipment, and/or subcontractors will be readily available as and when needed.

     We offer warranties on all our current products, including parts and labor for one year.

     We have limited research and development facilities and currently employ one engineer.

Litigation

     We are involved in a lawsuit arising from a letter of intent relating to a small potential transaction we did not complete because we believed there were misrepresentations made to us. We believe that the outcome is likely to be favorable, but that our maximum liability if we do not prevail would be $30,000. The suit is pending in the Superior Court of New Jersey, Law Division, Passaic County.

                                   MANAGEMENT

Directors, Executive Officers, and Key Consultants

Name                           Age           Title
----                           ---           -----

Bernard M. Ciongoli            53            President, Treasurer, and Director

Earl M. Bjorndal               48            Vice President and Director

Carmine O. Pellosie, Jr.       57            Secretary and Director

Salvatore Grisafi              70            Director


     Each director is elected for a period of one year and until his successor is duly elected by shareholders and qualified. Officers serve at the will of the board of directors.

     Bernard M. Ciongoli became our president and a director in late 1992, and became Treasurer in 1998. From 1990 through 1991 he served as president of HyTech Labs, a company engaged in sales and servicing of electronic test equipment. During the years of 1987 to 1990, he acted as the principal owner and President of Bernco Developers, a real estate developer. Mr. Ciongoli holds a degree in electronic engineering from Paterson Institute of Technology.

     Earl M. Bjorndal has been with us in various capacities since 1981. He has been a director since 1985, and became a vice president in 1992. He is a graduate of the New Jersey Institute of Technology with both bachelor's and master's degrees in industrial engineering.

     Carmine O. Pellosie, Jr. has been a director since the formation of Tech Logistics, Inc. in 1997 and has been our secretary since April 1999. Since January 1, 1999, he has been the Controller of the Passaic County Department of Health and Human Services. Prior to January 1999, he was, for more than five years, president of International Logistics, Inc.

     Salvatore Grisafi, 70, is president of MPX Network Solutions, a privately held telecommunications/networking business development and marketing consulting company. Mr. Grisafi has served as a consultant to the Company since 1998, and assisted the Company in the acquisition of the DynaTrax(TM) technology from NORDX/CDT and in identifying other opportunities and business strategies. Mr. Grisafi is a graduate of the New York Institute of Technology.

     Tech Labs' success will depend to a large extent upon the continued efforts of Bernard M. Ciongoli, our president and chief executive officer. Mr. Ciongoli has an intricate understanding of Tech Labs, its business operations and the technology underlying its products. It would be very difficult for Tech Labs to replace Mr. Ciongoli, and accordingly the loss of his services would be detrimental to our operations. We do, however, maintain key man life insurance on Mr. Ciongoli to compensate for any such loss, and have an employment agreement with him. Expansion of our business may require additional managers and employees with industry experience. In general, only highly qualified managers have the necessary skills to develop and market our products and provide our services.

     Competition for skilled management personnel in the industry is intense, which may make it more difficult and expensive to attract and retain qualified managers and employees. Expansion of our business will likely also require additional non-employee board members with business and industry experience. We do not, however, have directors' and officers' liability insurance, which may limit our ability to attract qualified non-employee board members.

Executive Compensation

     The following table summarizes the compensation paid to or earned by our president. No other officer has received compensation in excess of $100,000 in any recent fiscal year.

                           Summary Compensation Table

                                                                              Long-Term
                                         Annual Compensation                Compensation
                                   -----------------------------------      -------------
                                                                              Shares of
                                                                             Common Stock
                                                                            Issuable Upon
    Name and 2000                                                            Exercise of
 Principal Position                Year       Salary($)       Bonus($)         Options
 ------------------                ----       ---------       --------         -------
Bernard M. Ciongoli                2000       $125,000          0              250,000
  President, Treasurer             1999       $125,000          0                    0
                                   1998       $125,000          0              300,000

     The following table sets forth information relating to all options granted to named executive officers:

                       Option Grants in Fiscal Year 2000

                                                  Percent of
                           Number of            Total Options
                    Securities Underlying    Granted to Employees    Exercise    Expiration
Name                   Options Granted        in Fiscal Year (%)       Price        Date
----                   ---------------        ------------------       -----        ----
Bernard M. Ciongoli        111,000                  40.36            $2.68125     1/02/06
                           139,000                  50.00            $2.4375      1/02/06

     We have a five (5) year employment contract with Mr. Ciongoli that commenced October 1, 1998, and was amended June 18, 1999. Mr. Ciongoli is currently compensated at the base salary rate of $125,000 per annum. Mr. Ciongoli is also entitled to receive two (2%) percent of our sales in excess of $1,000,000 during any year he is employed by us. In addition, Mr. Ciongoli was also granted an option exercisable for five (5) years from date of grant to purchase 300,000 shares of stock at $.50 per share, such option to vest in increments of 100,000 shares per annum on each anniversary date of the agreement commencing October 1, 1998. The agreement is automatically renewed for one (1) year unless either party terminates the agreement in writing at least 180 days prior to the expiration of the term or of any renewal period.

     In 1996 we granted to Mr. Ciongoli an option to purchase 100,000 shares of common stock exercisable for five (5) years at $.50 per share under our 1996 stock option plan. In 2000 we granted to Mr. Ciongoli an option to purchase up to 111,000 shares of common stock under our 1996 stock option plan exercisable for five (5) years at $2.68125 per share and which vests over a period of three
(3) years. We also granted to Mr. Ciongoli a non-plan option, subject to the approval of shareholders, in consideration and in recognition of his services to Tech Labs to purchase up to 139,000 shares exercisable over (5) years at $2.4375 and which vests over the course of three (3) years from the date of grant.

     We do not have employment agreements with any other named executive officers. Our directors are not presently compensated.

Consultants

     We have entered into a consulting agreement with MPX Network Solutions, Inc. The agreement expires on March 14, 2001, and provides that:

     o MPX will provide consulting services in the areas of marketing, customer relations and strategic and product development planning, particularly with regard to communications products;

     o MPX will receive an annual fee of $52,000 and commissions on sales of telecommunications products during the term of the agreement ranging from 3% of the first $1,000,000 of the net sale prices to 1/2% of the net sale prices over $4,000,000, and

     o MPX will also receive 50,000 shares of common stock and will be issued options to purchase up to 50,000 shares of common stock, at a purchase price of $1.25 per share, depending on net sales of telecommunications products during the initial term and the extension term of the agreement. These services will be provided on an as needed basis, primarily by MPX's president, Mr. Sal Grisafi.

     We have also entered into a consulting agreement with Scott Coby. Under the terms of the agreement, the consultant will provide certain marketing and financial services. In consideration for entering into the agreement, which has an initial term of two years, we issued to the consultant a warrant to purchase 50,000 shares of common stock at $1.85 per share exercisable for five (5) years.

     We issued an additional warrant to Scott Coby to purchase up to 200,000 shares of common stock at $3.50 per share exercisable for five (5) years. This warrant vests in increments of 25,000 warrants for every $250,000 of sales of Tech Lab's products to purchasers obtained by consultant within the initial two
(2) year term of the consulting agreement with Mr. Coby. The shares underlying the warrants have certain registration rights.

     We have also entered into a consulting agreement with Barry Bendett. Under the terms of the agreement the consultant will provide certain business develpment services, including but not limited to, expanding the customer base, financial planning, corporate structuring and marketing matters. In consideration for entering into the agreement, which has an initial term of two
(2) years, we issued to the consultant an option to purchase 100,000 shares of common stock at $4.00 per share exercisable for three (3) years. Unless the agreement is earlier terminated, we shall also issue to the consultant (i) 65,000 shares of common stock for services to be performed through January 15, 2001, (ii) 35,000 shares for services to be performed through April 15, 2001,
(iii) 35,000 shares for services to be performed through July 15, 2001, and (iv) 35,000 shares for services to be performed through October 15, 2001.

Stock Option Plans

     On December 11, 1996, the board of directors adopted a stock option plan for officers, directors, and other key employees. Options issued pursuant to the stock option plan to qualified key employees are meant to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code. A total of 450,000 shares were set aside for this purpose. Under this plan options for an aggregate of 190,000 shares have been granted at an exercise price of $.50 per share, options for 111,000 shares have been granted at an exercise price of $2.68125 and options for 25,000 shares have been granted at an exercise price of $2.4375.

     The 1996 Plan is administered by a committee appointed by the board of directors, which is comprised of two or more members of the board. The committee's interpretation and construction of the stock option plan is final unless otherwise determined by the board.

     Options granted under the 1996 Plan shall have an option price not less than 100% of the fair market value of the shares of Tech Labs' common stock on the date of the granting of the option, or 110% of the fair market value for stockholders who, at the time of grant, posses more than 10% of the total voting power of all classes of stock. If the aggregate fair market value of the shares of stock, determined as of the date of grant, during any calendar year exceeds $100,000 then only the first $100,000 of such shares exercised will be treated as incentive stock options.

     Any option must be granted within 10 years of the date the plan was adopted or approved by the shareholders, whichever is earlier. The option, by its terms, must be exercisable within 10 years of the date it is granted. If, however, options are granted to an optionee who, at the time of grant, posseses more than 10% of the total voting power of all classes of stock, the options granted shall be exercisable no more than 5 years from the date of grant. Options generally may be exercised only if the optionee remains continuously associated with Tech Labs from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon death of any employee within certain specified time periods.

     In May 2000 the board of directors adopted two additional stock option plans, an incentive stock option plan and a non-employee director plan. The plans were submitted to a vote by the shareholders at the Annual Meeting of Shareholders held on August 10, 2000 but were not approved. In November 2000 the board of directors adopted the November 2000 Incentive Stock Option Plan and the November 2000 Non-employee Director Plan. Both plans will be submitted to the shareholders for their approval at a Special Meeting of the Shareholders tentatively scheduled for the first quarter of 2001.

     The November 2000 Employee Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code for the purchase of an aggregate of 150,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to employees of Tech Labs. By adopting the 2000 Employee Plan, the board belives that Tech Labs will be better able to attract, motivate and retain as employees people upon whose judgment and special skills the success of Tech Labs in large measure depends.

     The November 2000 Employee Plan will be administered by the 2000 Employee Plan Committee of the board of directors, which will be comprised of one or more of the independent members of the board. The Committee can make such rules and regulations and establish procedures for the administration of the 2000 Employee Plan as it deems appropriate.

     The exercise price of an incentive stock option must be at the fair market value of Tech Labs' common stock on the date of grant or 110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of Tech Labs or any subsidiary. No employees may exercise more than $100,000 in options held by them in any year.

     No option may have a term of more than ten years, or five years for 10% or greater shareholders. Options generally may be exercised only if the option holder remains continuously associated with Tech Labs or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon death or disability of any employee within certain specified periods.

     The November 2000 Non-employee Director Plan was adopted in order to link the personal interests of non-employee directors to the long-term financial success of Tech Labs.

     The total number of shares for which options may be granted from time to time under the plan is 100,000 shares.

     The plan will be administered by a committee of directors who are not eligible to participate in the plan. Options become exercisable with respect to such shares granted on the date on which the option was granted, so long as the optionee remains an eligible director. No option may be exercised more than five years after the date on which it is granted. The number of shares available for options, the number of shares subject to outstanding options and their exercise prices will be adjusted for changes in outstanding shares such as stock splits and combinations of shares. Shares purchased upon exercise of options, in whole or in part, must be paid for in cash or by means of unrestricted shares of common stock or any combinations thereof.

                              CERTAIN TRANSACTIONS

     The following information describes certain transactions between Tech Labs and certain affiliated parties. Future transactions, if any, must be approved by the board of directors.

     In March, 1999, we entered in to a consulting agreement with MPX Network Solutions, Inc. Sal Grisafi is the president of MPX and a director of Tech Labs'. See "Management-Consultants."

                             PRINCIPAL STOCKHOLDERS

     The following table describes, as the date of this prospectus, the beneficial ownership of our common stock by:

     o    persons  known  to us to own  more  than  5% of  such  stock,  and

     o the ownership of common stock by our directors, and by all officers and directors as a group.


                                         Number of
                                        Shares Owned           % of
Name                                    Beneficially       Common Stock
----                                   -------------       ------------
Bernard M. Ciongoli                        957,000            19.52%

Earl Bjorndal                              273,344             6.02%

Carmine O. Pellosie, Jr.                    80,000             1.78%

Salvatore Grisafi                           50,000*            1.11%

Libra Finance, S.A.                        275,000             6.15%

Celeste Trust Reg                          446,500             9.99%

The Endeavour Capital Investment
Fund, S.A.                                 446,500             9.99%

Esquire Trade & Finance                    446,500             9.99%

All officers and directors as a          1,360,344            28.43%
group (4 persons)

*    These shares are owned by Mr. Grisafi's wife.

** Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or entity has a right to acquire within 60 days purusant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or entity, but are not deemed to be outstanding for the purposes of computing the percentage ownership of such individual or entity, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person or entity shown in the table.

o The information for Mr. Ciongoli includes 137,000 shares that may be acquired within 60 days pursuant to the exercise of options granted under our 1996 stock option plan and 300,000 shares issuable upon exercise of options earned under our employment agreement with Mr. Ciongoli.

o The information for Mr. Bjorndal includes 75,000 shares that may be acquired within 60 days pursuant to the exercise of options granted under our 1996 stock option plan.

o The information for Mr. Pellosie includes 20,000 shares issuable upon the exercise of immediately exercisable options granted under our 1996 stock option plan.

o The number of shares beneficially owned by each of Celeste Trust Reg, The Endeavour Capital Investment Fund, S.A., and Esquire Trade & Finance may not exceed, by the terms of their Subscription Agreement with Tech Labs, 9.99% of the outstanding number of shares of common stock of Tech Labs. Beneficial ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Based on a conversion price for the notes of $0.865929, no more than an amount equal to 446,500 shares may be converted by each of Celeste Trust Reg, The Endeavour Capital Investment Fund, S.A., and Esquire Trade & Finance at any one time; provided, however, each of the above mentioned parties is not precluded from converting the maximum amount permissible under the notes, immediately disposing of some or all of those shares and subsequently converting additional amounts remaining under the notes.

                              PLAN OF DISTRIBUTION

     Tech Labs is registering this offering of shares on behalf of the selling securityholders. Tech Labs will pay all costs, expenses and fees related to the registration, including all registration and filing fees, printing expenses, fees and disbursements of its counsel, blue sky fees and expenses.

     The selling securityholders shares may be sold to purchasers from time to time directly by and subject to the discretion of the selling securityholders. The selling securityholders may, from time to time, offer their securities for sale through underwriters, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agents.

     The securities sold by the selling securityholders may be sold from time to time in one or more transactions at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale or at prices otherwise negotiated at the time of sale. Such prices will be determined by the selling securityholders or by agreement between the selling securityholders and any underwriters.

     Any underwriters, brokers, dealers, or agents who participate in the distribution of the securities may be deemed to be "underwriters" under the Securities Act, and any discounts, commissions, or concessions received by any such underwriters, dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securites Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. Each selling stockholder has advised Tech Labs that the stockholder has not yet entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares.

     At the time a particular offer is made by or on the behalf of the selling securityholders, a prospectus, including any necessary supplement thereto, will be distributed which will set forth the number of shares of common stock and other securities being offered, and the terms of the offering, including the name or names of any underwriters, dealers, or agents, the purchase price paid by any underwriter for the shares purchased from the selling securityholders, any discounts, commissions and other items constituting compensation from the selling securityholders, any discounts, commissions, or concessions allowed, reallowed, or paid to dealers, and the proposed selling price to the public.

     The selling securityholders have agreed to sell the shares only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and is complied with.

     The selling securityholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and their associated rules and regulations, including Regulation M. These provisions may limit the timing of purchases and sales of shares of the common stock of Tech Labs by the selling securityholders. Tech Labs will make copies of this prospectus available to the selling securityholders and has informed them of the need for delivery of copies of this prospectus to purchases at or before the time of any sale of the shares.

                       OFFERING BY SELLING SECURITYHOLDERS

     The following tables set forth certain information concerning each of the selling securityholders. The shares are being registered to permit the selling securityholders and their transferees or other successors in interest to offer the shares from time to time. Except for Stursberg & Veith none of the selling securityholders has held any position or office or had a material relationship with Tech Labs or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

     Selling securityholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

                                                       Number of
                                                       Shares
                                                       Beneficially                     Number of      Percent of
                                                       Owned and         Number of      Shares         Shares           Percent of
                                                       to be Owned       Shares         Owned          Owned            Shares
                                                       Prior to          Being          After          Prior to the     Owned After
Selling Shareholders                                   Offering(1)       Offered        Offering       Offering         the Offering
-------------------------------------------            ------------      ---------      ----------     ------------     ------------
Celeste Trust Reg(2)(3)
c/o Trevisa-Treuhand-Anstalt Landstrasse
8 Furstentums
99996 Balzers
Liechtenstein                                              446,500        446,500           0                9.99%         0%


The Endeavour Capital Investment Fund, S.A.(2)(3)
Cumberland House 27
Cumberland Street
Nassau New Providence
Bahamas                                                    446,500        446,500           0                9.99%         0%

Esquire Trade & Finance, Inc.(2)(3)
Trident Chambers
P.O. Box 146, Road Town
Tortolu, BVI                                               446,500        446,500           0                9.99%         0%

The Endeavour Management Inc. S.A (4)
Cumberland House 27
Cumberland Street
Nassau New Providence
Bahamas                                                    137,500        137,500           0                3.33%         0%

Libra Finance, S.A (4)
P.O. Box 4603
Zurich, Switzerland                                        275,000        275,000           0                6.40%         0%

Stursberg & Veith (5)
405 Lexington Avenue
New York, NY                                                75,000         75,000           0                1.83%         0%


Mint Corporation (5)
211 Park Avenue
Hicksville, New York 11801                                 200,000        200,000           0                4.74%         0%

(1) Based upon the information we have received, we assume that the selling securityholders have sole voting and investment power with respect to all shares owned.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock shown as beneficially owned both prior to and after the offering by the selling securityholders represents an estimate of the number of shares of common stock to be offered by such selling securityholders assuming a conversion price of $0.865929 of the currently outstanding $1,500,000 note and the potentially outstanding $500,000 convertible note and payment of interest thereon. The actual number of shares of common stock issuable upon conversion of the notes is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by Tech Labs at this time, including the future market price of the common stock.

     The actual number of shares being registered under this registration statement also includes 200% of the number of shares of common stock issuable upon exercise of the notes and interest payable thereon. The notes are convertible at a price equal to 85% of the average of the five lowest closing bid prices of the common stock during the twenty-two (22) business days immediately preceding the closing of the financing transaction in which Tech Labs delivered the notes and to the selling securityholders or 85% of the five lowest bid prices during the twenty-two (22) business days through the date of conversion of the notes, whichever is lower. Therefore, the number of shares issuable upon conversion of the notes may be less than or greater than the number of shares shown as beneficially owned by the selling securityholders or otherwise covered by this prospectus.

     Pursuant to the terms of the subscription agreement entered into between the selling securityholders and Tech Labs, the notes are convertible by each selling securityholder and interest is payable in common stock only to the extent that the number of shares of common stock then beneficially owned, as determined in accordance with section 13(d) of the 1934 Act and Rule 13d-3 thereunder, by such selling securityholder and its affiliates would not exceed 9.9% of the then outstanding shares of common stock of Tech Labs, provided such selling securityholder has not sent written notification to Tech Labs that it wishes to void the 9.9% limitation. Furthermore, the selling securityholders are not precluded from converting the maximum amount permissible under the notes, immediately disposing of some or all of those shares and subsequently converting additional amounts remaining under the notes.

(3) Assumes the purchase of an additional $500,000 of Tech Labs 6.5% convertible notes.

(4) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock shown as beneficially owned both prior to and after the offering represents 200% of the number of shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $4.80.

(5) Represents shares of common stock issuable upon the exercise of warrants to purchase common stock.

     In recognition of the fact that certain selling securityholders may wish to be legally permitted to sell their shares of common stock when they deem appropriate, we agreed with certain selling securityholders to file with the United States Securities and Exchange Commission, under the Securities Act of 1933, as amended, a registration statement on Form SB-2, of which this prospectus is a part, with respect to the resale of the shares of common stock, and have agreed to prepare and file amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the shares of common stock are no longer required to be registered for the sale thereof by certain sellingsecurity holders.

     Stursberg & Veith has been legal counsel to Tech Labs for the past two years.


     The sale of the securityholder shares may be effected from time to time in transactions, which may include block transactions, in:

     o    the over-the-counter market;

     o    in negotiated transactions; or

     o    a combination of such methods of sale or otherwise.

     Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling securityholders may effect such transactions by selling their securities directly to purchasers

     o    through broker-dealers acting as agents; or

     o to broker-dealers who may purchase shares as principals and thereafter sell the securities from time to time in the market in negotiated transactions or otherwise.

     The selling security holders have been advised that the shares may only be sold in New Jersey through a registered broker-dealer or in reliance upon an exemption from registration.

     Broker-dealers, if any, may receive compensation in the form of discounts, commissions, or concessions and/or the purchasers from whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise, which compensation as to a particular broker-dealer may exceed customary commissions.

     If any of the following events occurs, this prospectus will be amended to include additional disclosure before offers and sales of the securityholder shares are made:

     o To the extent such securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in this prospectus;

     o If the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be described in this prospectus;

     o If the compensation paid to broker-dealers is other than usual and customary discounts, commissions, or concessions, disclosure of the terms of the transaction would be included in this prospectus.

     This prospectus would also disclose if there are other changes to the stated plan of distribution, including arrangements that either individually or as a group would constitute an orchestrated distribution of the securityholder shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of securityholder shares may not simultaneously engage in market making activities with respect to any securities of Tech Labs for a period of at least two (and up to nine) business days prior to the commencement of such distribution. In addition, each selling securityholder desiring to sell securityholder shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of the purchases and sales of shares of Tech Labs' securities by such selling securityholders.

     The selling securityholders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the securities may be deemed underwriting discounts and commissions under the Securities Act.

                            DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 10,000,000 shares of common stock having a par value of $.01 each, of which 4,019,039 shares are currently outstanding and 11,316 shares are held in treasury. There are currently approximately 250 holders of common stock.

Common Stock

     Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares may elect all of the directors of Tech Labs. The common stock does not have any preemptive rights. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our certificate of incorporation.

     Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of our company, all assets and funds of our company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the common stock. Holders of common stock are not entitled to preemptive, subscription, or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and non-assessable.

Common Stock Purchase Warrants

     In October 2000, Tech Labs issued 412,500 warrants to purchase shares of common stock at an exercise price of $4.80 per share, subject to adjustment, at any time until 5:00 pm New York time, on October 13, 2003. Tech Labs may call the warrants on thirty days written notice, provided the average closing bid price equals or exceeds $8.00 per share for twenty consecutive business days and the average daily volume is at least 90,000 shares per day.

     The exercise price of the warrants and the number of shares of common stock issuable upon exercise thereof are subject to adjustment in certain events, including stock splits or combinations, stock dividends, or through recapitalization resulting from stock split or combination.

6.5% Convertible Notes

     In October 2000, Tech Labs issued a $1,500,000 principal amount convertible note which is due on October 13, 2003. Interest is payable quarterly in cash or in shares of common stock at the option of the noteholder. Upon the effectiveness of this registration statement, Tech Labs has the right, subject to certain conditions, to require the purchasers of the $1,500,000 note to purchase up to an additional $500,000 principal amount of convertible note on the same terms and conditions as the $1,500,000 note.

     The notes and their accrued interest are convertible at anytime while any portion of them are outstanding into shares of Tech Labs common stock. The notes are convertible at a price equal to 85% of the average of the lowest closing bid prices of the common stock during the five lowest bid prices during the twenty-two (22) business days immediately preceding the issuance date of the notes or 85% of the five (5) lowest bid prices during the twenty-two business days through the date of conversion of the notes, whichever is lower.

     Upon satisfaction of certain conditions and the good faith negotiations of Tech Labs and the purchasers of the notes, a portion of the notes may be converted into convertible preferred stock, which shall contain terms nearly identical to the terms that the notes are subject to.

Stock Options and Stock Option Plan

     In addition to the warrants to purchase 412,500 shares of our common stock, we have outstanding options to consultants and third parties:

     o to purchase 50,000 shares exercisable for five years at $1.85 per share,

     o to purchase 75,000 shares exercisable for five years at $1.12 per share,

     o to purchase 200,000 shares exercisable for two years, as to 100,000 shares at $1.25 per share and as to 100,000 shares at $1.75 per share,

     o to purchase 100,000 shares exercisable for three years at $4.00 per share.

     Tech Labs has granted options to purchase 300,000 shares exercisable at $.50 per share pursuant to an employment agreement with our president, all of which options have vested. As additional incentive, Mr. Ciongoli was granted options to purchase up to 111,000 shares under our 1996 stock option plan and a non-plan option to purchase up to 139,000 shares, which is subject to the approval of the shareholders of Tech Labs.

     We issued 50,000 shares of common stock to MPX pursuant to our consulting agreement. Pursuant to the consulting agreement dated March 10, 1999 with Mint, in addition to the options set forth above, we issued an aggregate of 100,000 shares.

     We have also adopted a 1996 stock option plan for officers, directors, and other key employees. A total of 450,000 shares have been reserved for issuance under the 1996 Plan. Under this plan options for an aggregate of 190,000 shares granted at an exercise price of $.50 per share, options to purchase 111,000 shares granted at an exercise price of $2.68125 and options for 25,000 shares have been granted at an exercise price of $2.4375. The board has also approved two new stock option plans, the November 2000 Incentive Stock Option Plan and the November 2000 Non-employee Director Plan. Both plans will be submitted to the shareholders of Tech Labs at a Special Meeting of the Shareholders for approval. No options have been granted to date under either of the 2000 plans.

SHARES ELIGIBLE FOR FUTURE SALE

     No assurance can be given as to the effect, if any, that future sales of common stock will have on the market price of our common stock. Of our shares of common stock currently outstanding, assuming no exercise of warrants or conversion of convertible notes into shares of our common stock, 1,108,912 are "restricted securities" as the term is defined in Rule 144 under the Securities Act of 1933, as amended, and under certain circumstances may be sold without registration pursuant to that rule. Subject to the compliance with the notice and manner of sale requirement of Rule 144 and provided that we are current in our reporting obligations under the Securities Exchange Act of 1934, a person who beneficially owns restricted shares of stock for a period of at least one year is entitled to sell, within any three month period, shares equal to the greater of 1% of the then outstanding shares of common stock, or if the common stock is quoted on the NASDAQ System, the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the required notice of sale on the Form 144, with the United States Securities and Exchange Commission. As of the date of this prospectus, 1,083,912 shares of common stock, held by beneficial owners, are eligible for sale pursuant to Rule 144. We are unable to predict the effect that the sales made under Rule 144 otherwise may have on the market price of the common stock prevailing at the time of any such sales. Nevertheless, sales of substantial amounts of the restricted shares of common stock in the public market could adversely effect the then prevailing market for our common stock.

Market Information

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "TCHL-OB." Trading in the common stock has historically been very limited.

Transfer Agent

     The transfer agent for our common stock is Interwest Transfer Co., Inc., P.
O. Box 17136, Salt Lake City, Utah 84117.

                                  LEGAL MATTERS

     The validity of the common stock offered in this offering will be passed upon for us by Stursberg & Veith, 405 Lexington Avenue, New York, New York 10174, the partners of which law firm own options to purchase 75,000 shares and which are being registered pursuant to this prospectus.

                                     EXPERTS

     Charles J. Birnberg, CPA, independent auditors, have audited our financial statements for the years ended December 31, 1997, 1998 and 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Charles J. Birnberg's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed a registration statement on Form SB-2 under the Securities Act of 1933, with the Securities and Exchange Commission with respect to the common stock being registered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and any of its amendments and the exhibits, which are available for inspection without charge, and copies of which may be obtained at prescribed rates, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     We will provide, without charge, to each person who received a prospectus, upon written or oral request of such person to us at the mailing address or telephone number listed below, a copy of any of the information incorporated by reference. The mailing address of our principal executive offices is Tech Laboratories, Inc., 955 Belmont Avenue, North Haledon, New Jersey 07508, (973) 427-5333.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Charles J. Birnberg, CPA Independent Auditors.....................F-2

Audited Financial Statements
Balance Sheets.........................................................F-3, F-4
Statement of Stockholders' Equity ..........................................F-5
Statements of Operations....................................................F-6
Statements of Cash Flows....................................................F-7
Notes to Financial Statements...............................................F-8

                         REPORT OF INDEPENDENT AUDITORS


                            Charles J. Birnberg, CPA
                               150 Overlook Avenue
                          Hackensack, New Jersey 07601



                                                               November 17, 2000


To The Board of Directors of Tech Laboratories, Inc.

     I have audited the Balance Sheets of Tech Laboratories, Inc. as of December 31, 1997, 1998 and 1999 and the related Statements of Income and Retained Earnings, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management.

     The audits were conducted in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audits provide a reasonable basis for my opinion.

     Therefore, the financial statements in my opinion, present fairly the financial position of Tech Laboratories, Inc. as of December 31, 1997, 1998 and 1999 and the results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles.




                                                     Sincerely,

                                                     /s/ Charles J. Birnberg

                                                     Charles J. Birnberg
                                                     Certified Public Accountant

Hackensack, New Jersey

                             TECH LABORATORIES, INC.
                                 BALANCE SHEETS
                        DECEMBER 31, 1997, 1998, 1999 AND
                  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000


                                     ASSETS


                                                                        YEARS ENDED                            NINE MONTHS ENDED
                                                                        DECEMBER 31                               SEPTEMBER 30,
                                                       --------------------------------------------           1999           2000
                                                          1997             1998             1999                  (UNAUDITED)
                                                       ----------       ----------       ----------        ----------     ----------
Current Assets:
     Cash                                              $  166,173       $  532,780       $  162,925       $  212,348      $1,462,319
     Marketable Securities, at the Lower of
          Cost or Market (Note 1)                          59,343           56,693           61,453           61,923          61,453
     Accounts Receivable, net of Allowance
          of $10,000 in 1999, 1998 and 1997                90,734          143,462           57,697          150,359         169,251
     Inventories (Notes 1 & 2)                            269,209          270,118          816,703          788,586       1,251,010
     Prepaid Expense                                            0            3,357            4,055            5,668           4,055
                                                       ----------       ----------       ----------       ----------      ----------
          Total Current Assets                         $  585,459       $1,006,410       $1,102,833       $1,218,884      $2,948,088
                                                       ----------       ----------       ----------       ----------      ----------

Property, Plant and Equipment, at Cost  (Note 1):
     Leasehold Improvements                                 2,247            2,247            2,247            2,247           2,247
     Machinery, Equipment and Instruments                 223,884          230,137          379,815          340,337         410,425
     Furniture and Fixtures                                67,425           67,425           75,899           67,574          79,161
                                                       ----------       ----------       ----------       ----------      ----------
                                                       $  293,556       $  299,809       $  457,961       $  410,158      $  491,833
     Less: Accumulated Depreciation & Amortization        281,029          299,162          314,162          299,162         314,162
                                                       ----------       ----------       ----------       ----------      ----------
          Net, Property, Plant and Equipment           $   12,527       $      647       $  143,799       $  110,996      $  177,671
                                                       ----------       ----------       ----------       ----------      ----------

Other Assets                                           $   11,540       $   11,540       $   11,540       $   11,540      $   11,541
                                                       ----------       ----------       ----------       ----------      ----------

          Total Assets                                 $  609,526       $1,018,597       $1,258,172       $1,341,420      $3,137,300
                                                       ==========       ==========       ==========       ==========      ==========



The accompanying notes are an integral part of these financial statements

                             TECH LABORATORIES, INC.
                                 BALANCE SHEETS
                        DECEMBER 31, 1997, 1998, 1999 AND
                  NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000


                    LIABILITIES AND STOCKHOLDERS' INVESTMENT

                                                                        YEARS ENDED                         NINE MONTHS ENDED
                                                                        DECEMBER 31                            SEPTEMBER 30,
                                                       ----------------------------------------------       1999           2000
                                                          1997             1998               1999              (UNAUDITED)
                                                       ----------       ----------         ----------    ----------     ----------
Current Liabilities:
     Current Portion of Long Term Debt (Note 5)        $    34,445       $    32,742       $    28,559   $   30,293      $   25,821
     Short-Term Loans Payable  (Note 6)                     43,373            43,373           243,373       43,373          79,956
     Accounts Payable and Accrued Expenses                  48,148            42,155           260,745      189,025          34,765
     Other Utilities                                        53,945            36,600             3,190       77,938          29,057
                                                       -----------       -----------       -----------   ----------      ----------
             Total Current Liabilities                 $   179,911       $   154,870       $   535,867      340,629      $  169,599
                                                       -----------       -----------       -----------   ----------      ----------


Stockholders' Investment:
     Common Stock. $.01 Par Value;
     10,000,000 Shares Authorized; 3,650,660
           issued in 1999 and 4,019,039 issued
           as of September 30, 2000                    $    13,753       $    23,483       $    36,507   $   35,870      $   39,492
     Less: 11,316 Shares Reacquired and
          and Held in Treasury                                (113)             (113)             (113)        (113)           (113)
                                                       -----------       -----------       -----------   ----------      ----------
                                                       $    13,640       $    23,370       $    36,394   $   35,757      $   39,379

     Common Stock Subscribed (Note 7)                            0               500                 0            0               0
     Capital Contributed in Excess of Par Value            721,847         1,315,833         1,816,316    1,828,346       4,060,287
     Retained Earnings                                           0                 0                 0            0               0
     Accumulated Deficit                                  (306,372)         (475,476)       (1,130,405)    (863,312)     (1,131,965)
                                                       -----------       -----------       -----------   ----------      ----------
                                                       $   429,615       $   863,727       $   722,305    1,000,791       2,967,701
                                                       -----------       -----------       -----------   ----------      ----------

             Total Liabilities and Stockholders'
                   Investment                          $   609,526       $ 1,018,597       $ 1,258,172   $1,341,420      $3,137,300
                                                       ===========       ===========       ===========   ==========      ==========


The accompanying notes are an integral part of these financial statements

                                TECH LABS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
         YEARS 1997, 1998, 1999 AND NINE MONTHS ENDED SEPTEMBER 30, 2000


                                        COMMON STOCK
                                                                      CAPITAL IN
                                                                       EXCESS OF         ACCUMULATED
                                 SHARES             AMOUNT             PAR VALUE           DEFICIT              TOTAL
                              -----------         -----------         -----------        -----------         -----------
Balance
December 31, 1996               1,101,532         $     9,189         $   317,585        $   (32,303)        $   294,471

Stock Issued                           --               4,451             404,262                                408,713

Stock Subscribed                       --                 500                                                        500

Net Income/
(Loss)                                                                                      (274,069)           (274,069)
                              -----------         -----------         -----------        -----------         -----------

Balance
December 31, 1997               1,546,632         $    14,140         $   721,847        $  (306,372)        $   429,615

Stock Issued                    1,323,311               9,230             593,986                                603,216

Net Income/(loss)                                                                           (169,104)           (169,104)
                              -----------         -----------         -----------        -----------         -----------

Balance
December 31, 1998               2,869,943         $    23,370         $ 1,315,833        $  (475,476)        $   863,727

Stock Issued                      780,717              13,024             500,483                                513,507

Net Income/(loss)                                                                           (654,929)           (654,929)
                              -----------         -----------         -----------        -----------         -----------
Balance
December 31, 1999               3,650,660         $    36,394         $ 1,816,316        $(1,130,405)        $   722,305

Stock Issued                      368,379               2,985           2,243,971                              2,246,956

Net Income/(loss)                                                                             (1,560)             (1,560)
                              -----------         -----------         -----------        -----------         -----------

Balance
September 30, 2000              4,019,039         $    39,379         $ 4,060,287        $(1,131,965)       $  2,967,701

                            TECH LABORATORIES, INC.
                            STATEMENTS OF OPERATIONS
                    DECEMBER 31, 1997, 1998, AND NINE MONTHS
                       ENDED SEPTEMBER 30, 1999 AND 2000


                                                                                             FOR THE NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                                    (UNAUDITED)
                                                 1997           1998           1999            1999            2000
                                             -----------    -----------    -----------      ----------      ----------
Sales                                        $   444,322    $   552,486    $   689,190      $  535,160      $  849,106
                                             -----------    -----------    -----------      ----------      ----------
Costs and Expenses:
  Cost of Sales                                  446,457        386,425        472,790         374,612         372,967
  Selling, General and Administrative
    Expenses                                     265,104        329,849        861,174         548,384         507,030
                                             -----------    -----------    -----------      ----------      ----------
                                                 711,561        716,274      1,333,964         922,996      $  879,997
                                             -----------    -----------    -----------      ----------      ----------

Income/(Loss) From Operations                ($  267,239)   ($  163,788)   ($  644,774)    ($  387,836)    ($   30,891)
                                             -----------    -----------    -----------      ----------

Other Income (Expenses):
  Interest Income                            $       166    $     1,654    $     1,150      $        0          34,796
  Interest Expense                                (6,996)        (6,970)       (11,305)              0          (5,465)
                                             -----------    -----------    -----------      ----------      ----------
                                             ($    6,830)   ($    5,316)   ($   10,155)          --             29,331
                                             -----------    -----------    -----------      ----------      ----------

  Income/(Loss) Before Income Taxes          ($  274,069)   ($  169,104)   ($  654,929)    ($  387,836)    ($    1,560)
  Provision for Income Taxes (Notes 1 & 4)          --             --             --                 0               0
                                             -----------    -----------    -----------      ----------      ----------
Net Income/(Loss)                            ($  274,069)   ($  169,104)   ($  654,929)    ($  387,836)    ($    1,560)
  Accum. Earnings/(Deficit), Beg. of Year    ($   32,303)   ($  306,372)   ($  475,476)       (475,476)     (1,130,405)
                                             -----------    -----------    -----------      ----------      ----------

  Accum. Earnings/(Deficit,) End of Year     ($  306,372)   ($  475,476)   ($1,130,405)    ($  863,312)    ($1,131,965)
                                             -----------    -----------    -----------      ----------      ----------
Income/(Loss) Per Share (Note 3)             ($     0.18)   ($     0.06)   ($     0.18)    ($     0.12)     $        0



The accompanying notes are an integral part of these financial statements.

                            TECH LABORATORIES, INC.
                            STATEMENTS OF CASH FLOWS
                   DECEMBER 31, 1997, 1998 AND THE NINE MONTHS
                       ENDED SEPTEMBER 30, 1999 AND 2000

                                                                                                         -------------------------
                                                                                                          FOR THE NINE MONTHS ENDED
                                                                                                                SEPTEMBER 30,
                                                                                                                (UNAUDITED)
                                                          1997             1998             1999            1999           2000
                                                        ---------        ---------        ---------      ----------     ----------
Cash Flows From (For) Operating Activities:
        Net Income/(Loss) From Operations               ($274,069)       ($169,104)       ($654,929)      ($387,836)         (1,560)

        Add/(Deduct) Items Not Affecting Cash:
          Depreciation/Amortization (Note 1)                7,278           11,880           15,000               0               0
          Unrealized (Gain)/ Loss on Valuation of
               Marketable Securities (Note 1)                   0            3,357              470               0               0
        Changes in Operating Assets and Liabilities:
          Marketable Securities                           (35,001)          (2,650)          (4,290)         (5,230)              0
          Accounts Receivable                               2,615          (52,728)          85,765          (6,897)       (111,554)
          Inventories                                      22,665             (909)        (546,585)       (518,468)       (434,307)
          Accounts Payable                                 (7,925)         (40,249)         216,359         146,870        (225,980)
          Other Assets and Liabilities                     15,862           14,997              593          39,027          23,129
                                                        ---------        ---------        ---------      ----------      ----------
Net Cash Flows For Operating Activities                 ($268,575)       ($235,406)       ($887,617)      ($732,534)      ($750,272)
                                                        ---------        ---------        ---------      ----------      ----------

Cash Flows From (For) Investing Activities
        DynatraX Machinery & Equipment                  $       0        $       0        ($158,152)    ($  110,349)       ($33,872)
                                                                                          ---------      ----------      ----------
Net Cash Flows From (For) Investing Activities          $       0        $       0        ($158,152)    ($  110,349)       ($33,872)
                                                                                          ---------      ----------      ----------

Cash Flows From (For) Financing Activities:
        Acquisition/(Repayment) of Short Term Debt      ($ 10,000)       ($  1,703)       $ 162,407     ($    2,449)       (163,417)
        Issuance of Common Stock                          407,500          603,716          513,507         524,900       2,246,956
                                                        ---------        ---------        ---------      ----------      ----------
Net Cash Flows From (For) Financing Activities          $ 397,500        $ 602,013        $ 675,914      $  522,451       2,083,539
                                                        ---------        ---------        ---------      ----------      ----------
Net Increase/(Decrease) in Cash                         $ 128,925        $ 366,607        ($369,855)    ($  320,432)      1,299,395
Cash Balance, Beginning of Year                            21,398          166,173          532,780         532,780         162,924
                                                        ---------        ---------        ---------        ---------     ----------
Cash Balance, End of Year                               $ 150,323        $ 532,780        $ 162,925        $ 21,348       1,462,319
                                                        ---------        ---------        ---------        ---------     ----------


The accompanying notes are an integral part of these financial statements.

                             TECH LABORATORIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, 1999 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 2000

(1)  Summary of Significant Accounting Policies

     CASH - Includes Tech Lab's checking account at Hudson United Bank. There are no Cash Equivalents.

     ACCOUNTS RECEIVABLE - Tech Labs recognizes sales when orders are shipped to customers. The allowance for bad debts is accrued based on a review of customer accounts receivables aging.

     INVENTORIES - Inventories are valued at cost or market, whichever is lower. The FIFO cost method is generally used to determine the cost of the inventories. At December 31, 1997, 1998 and 1999 physical inventories were taken and tested. No physical inventory was taken on September 30, 2000.

PROPERTY AND DEPRECIATION - Additions to property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

                           ASSETS                ESTIMATED USEFUL LIVES

                           Machinery                 5 to 7 years
                           Furniture & Fixtures      5 to 7 years

Maintenance and repairs are charged to expense as incurred. The cost of betterments is capitalized and depreciated at appropriate rates. Upon retirement or other disposition of property items, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of income.

INCOME TAXES - Income tax expense is based on reported income and deferred tax credit is provided for temporary differences between book and taxable income.

     MARKETABLE SECURITIES - The marketable securities are recorded at the lower of cost or market. The cost of securities was $59,343 at December 31, 1997, $56,693 at December 31, 1998, $61,453 at December 31, 1999 and $61,453 at
September 30, 2000.

(2)  Inventories:

Inventories at December 31, 1997, 1998, 1999 and September 30, 2000 were:

                                               1997          1998         1999           2000
                                               ----          ----         ----         -------

     Raw Materials & Finished Components     $231,202      $202,359     $715,438     $1,057,725
     Work in Process & Finished Goods          38,007        67,759      107,265        193,285
                                             --------      --------     --------     ----------
                                             $269,209      $270,118     $816,703     $1,251,010
                                             --------      --------     --------     ----------

(3)  Income/(loss) Per Share:

Income/(loss) per share was calculated on the weighted average number of shares outstanding during the year ended December 31, 1997 of 1,550,048, during the year ended December 31, 1998 of 2,202,905 shares, during the year ended December 31, 1999, 3,650,660 shares and 4,019,039 shares at September 30, 2000.

(4)  Income Taxes:

At December 31, 1997, 1998 and 1999 the balance of operating loss carryforward was $1,049,903, $1,219,007 and $1,873,936, respectively, which can be utilized to offset future taxable income.

(5)  Current Portion of Long-Term Debt:

Loans payable to banks were as follows for the years indicated:

                                                           CURRENT   NON-CURRENT
YEAR ENDED            PAYEE               INTEREST RATE    AMOUNT      AMOUNT
----------            -----               -------------    ------      ------

 1997                 Hudson United Bank    Prime +1.5%    $34,445      --
 1998                 Hudson United Bank    Prime +1.5%    $32,742      --
 1999                 Hudson United Bank    Prime +1.5%    $28,559      --

 September 30, 2000   Hudson United Bank    Prime +1.5%    $25,821      --
Certain marketable securities are pledged as collateral on the above loan.

(6)  Short-Term Loans Payable

Demand loans payable include loans from stockholders, officers, members of the board of directors and third parties. The outstanding loan balances due as of December 31, 1997, 1998 and December 31, 1999 was $43,373 for 1997 and 1998, and
$243,373 for 1999, which includes accrued interest for all three years. The annual interest rate for these loans ranged between six (6%) percent and ten (10%) percent. One loan in the principal amount of $11,500 together with accrued interest of $4,294 at December 31, 1999 is secured by the assets of Tech Labs. In October of 1999, three short-term loans for a total of $200,000 at (10%) ten percent annual interest were completed. Certain contractural revenues were pledged to secure this loan. As of September 30, 2000, $150,000 of these October, 1999 loans had been repaid.

(7)  Common Stock

In 1997, Tech Labs converted $217,500 of short term loans into 198,750 shares of common stock.

In 1997 and 1998, Tech Labs completed a private placement of common stock pursuant to Rule 504 which raised $917,324.

In 1999, Tech Labs began a self-underwritten public offering to raise between $2,000,000 (minimum) and $3,500,000 (maximum). This offering was completed in May, 2000.

(8)  Commitments and Contingencies

     Tech Labs entered into an exclusive agreement with Elektronik Apparatebau
(EAG), FUA Safety Equipment and Double T Sports Ltd. whereby it received exclusive rights to manufacture and market IDS products until September 30, 2007 in the US, Canada and South America. Gross profits will be calculated according to GAAP and distributed quarterly 70% to Tech Labs and 30% to FUA until March 2001. Thereafter, until 2007 quarterly distribution will be based on pretax profits in excess of 16% being shared 70% to Tech Labs and 30% to FUA. In addition, FUA will receive a 5% royalty based on the cost of any IDS products Tech Labs manufactures and sells.

(9)  Subsequent Events

     On April 27, 1999, Tech Labs completed the purchase of existing inventories and test equipment of the discontinued DynaTraX(TM) Product Line from NORDX/CDT for $500,000. In accordance with the purchase price method of accounting, the purchase price for the assets referenced above was allocated to the assets acquired on the basis of preliminary fair market values, which may be revised at a later date. Results subsequent to the date of acquisition will be included in Tech Lab's financial statements. Had the results of the DynaTraX acqusition been included in our consolidated statements for 1997, 1998 and 1999, the effect would have been material.

                                Year Ended                    Year Ended
     DynaTraX                   December 31,                 December 31,
    (Unaudited)                     1998                        1999
    -----------                 -----------                  -----------
Net Sales                       $   400,000                  $   100,000
Cost of Sales                       300,000                       20,000
                                -----------                  -----------
Gross Profit                        100,000                       80,000

Research/Development                900,000                          -0-
Selling & G&A Expenses            1,700,000                       50,000
                                -----------                  -----------
Pre-Tax Inc./(Loss)             $(2,500,000)                 $    30,000

Income Tax (Expense)/
Benefit-Pro-Forma                 1,150,000                          -0-
                                -----------                  -----------
Net Income/(Loss)               $(1,350,000)                 $    30,000
                                -----------                  -----------

                                 Investment                    Purchase
                                (Unaudited)                      Price*
                                ----------                   -----------
Inventory                         2,700,000                  $   400,000
Test Equip.                         355,000                      100,000
                                -----------                  -----------
Total                             3,055,000                      500,000
                                ===========                  ===========

* Included in December 31, 1999 Tech Labs balance sheet.

    Effect on                (Unaudited)
    Tech Labs                 Year Ended                      Year Ended
    (Pro-Forma)            December 31, 1998              December 31, 1999
                           -----------------              -----------------
Net Sales                    $   952,486                     $   535,160
Net Income/(loss)             (1,519,104)                    $  (387,836)
                             -----------                     -----------
EPS                          $     (0.54)                    $     (0.14)
                             ===========                     ===========

January 22, 2001

                             TECH LABORATORIES, INC.

                        5,306,816 Shares of Common Stock



                      ------------------------------------


                                   PROSPECTUS

                      ------------------------------------





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We have not authorized any dealer, salesperson, or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

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                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1

RISK FACTORS...............................................................   2

USE OF PROCEEDS............................................................   6

PRICE RANGE OF COMMON STOCK................................................   7

DIVIDEND POLICY............................................................   7

CAPITALIZATION.............................................................   8

SELECTED FINANCIAL DATA....................................................   8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS.............................................   9

BUSINESS ..................................................................  11

MANAGEMENT.................................................................  17

CERTAIN TRANSACTIONS.......................................................  20

PRINCIPAL STOCKHOLDERS.....................................................  21

PLAN OF DISTRIBUTION.......................................................  22

OFFERING BY SELLING SECURITYHOLDERS........................................  24

DESCRIPTION OF SECURITIES..................................................  27

SHARES ELIGIBLE FOR FUTURE SALE............................................  27

LEGAL MATTERS..............................................................  28

EXPERTS  ..................................................................  28

ADDITIONAL INFORMATION.....................................................  28

INFORMATION NOT REQUIRED IN PROSPECTUS.....................................  28

INDEX TO FINANCIAL STATEMENTS ............................................. F-1



Until February 16, 2001 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of Common Stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.